UNITES STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8F
__________________________________

Application pursuant to Section 8(f) of the Investment Company Act of 1940
("1940 Act") and Rule 8f-1 thereunder for Order Declaring that Company has Ceased to be an Investment Company under the Act
__________________________________

Dated:  December 4 , 2018

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[X]	Merger

[ ]	Liquidation

[ ]	Abandonment of Registration (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ]	Election of status as a Business Development Company (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of Fund:

JNL Strategic Income Fund LLC

3.	Securities and Exchange Commission File No.:

File No.: 811-22730

JNL/PPM America Strategic Income Fund
Fund Series ID No.: S000038643
Class ID: C000119152

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[ ]	Initial Application
[X]	Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

225 W. Wacker Drive
Suite 1200
Chicago, Illinois 60606

6.	Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

Emily J. Bennett, Esq.
Assistant Vice President & Associate General Counsel
Jackson National Asset Management, LLC
225 W. Wacker
Chicago, Illinois  60606
(312) 730-9730

7.
Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-l, .3 1a-2]:

Records as  Investment Adviser, Administrator, Transfer Agent:

Susan S. Rhee, Esq.
Jackson National Asset Management, LLC
1 Corporate Way
Lansing, Michigan 48951
(517) 367-4336

Mark Nerud
Jackson National Asset Management, LLC
225 West Wacker Drive, Suite 1200
Chicago, Illinois 60606
(312) 338-5801

Records  as Custodian:

Dan Rudrud
JPMorgan Chase Bank, N.A.
270 Park Avenue
New York, New York 10017
(312) 325-6278

Records  as Distributor:

Ed Balsmann
Jackson National Distributors LLC
300 Innovation Drive
Franklin, Tennessee 37067
(615) 861-5316

NOTE: Once de registered, a fund is still required to maintain and preserve the records described in rules 31a-l and 31a-2for the periods specified in those rules.

8.	Classification of Fund (check only one):

[X]	Management company

[ ]	Unit investment trust or

[ ]	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

[X]	Open-end

[ ]	Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

Investment Adviser:
Jackson National Asset Management, LLC
225 W. Wacker Drive
Chicago, Illinois 60606

Sub-Adviser:
PPM America, Inc.
225 W. Wacker Drive
Chicago, Illinois 60606
12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

Jackson National Life Distributors LLC
300 Innovation Drive
Franklin, Tennessee 37067

13.	If the fund is a unit investment trust ("UIT") provide: Not Applicable.

a.	Depositor's name(s) and address(es):

b.	Trustee's name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the Fund (e.g., an insurance company separate account)?

[ ]	Yes

[X]	No

If Yes, for each UIT state:

15.	(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X]	Yes

[ ]	No

If Yes, state the date on which the board vote took place:

March 2, 2018

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X]	Yes

[ ]	No

If Yes, state the date on which the shareholder vote took place:

June 25, 2018

If No, explain:

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation

[ X ]	Yes

[ ]	No

(a)	If Yes, list the date(s) on which the fund made those distributions: July 2, 2018

(b)	Were the distributions made on the basis of net assets?

[ X ]	Yes

[ ]	No

(c)	Were the distributions made pro rata based on share ownership?

[ X ]	Yes

[ ]	No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

Not Applicable.

(e)	Liquidations only: Not Applicable

Were any distributions made in kind?

[ ]	Yes

[ ]	No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only: Not Applicable.

Has the fund issued senior securities?

[ ]	Yes

[ ]	No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund's shareholders?

[ X ]	Yes

[ ]	No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[ ]	Yes

[X]	No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

[ ]	Yes

[X]	No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained remaining assets?

(c)	Will the remaining assets be invested in securities?

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[ ]	Yes

[X]	No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses:	$3,613.00
(ii)	Accounting expenses:	$5,000.00
(iii)	Other expenses (list and identify separately):
	Trustee Fees
	Insurance
	Blue Sky Deregistration
	Shareholder Mailings	$109.72
(iv)	Total expenses (sum of lines (i) – (iii) above):	$8,722.72

(b)	How were those expenses allocated? All expenses were paid by Jackson National Asset Management, LLC, the investment adviser.

(c)	Who paid those expenses? See the response to IV.22(b).

(d)	How did the fund pay for unamortized expenses (if any)? Not Applicable.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[ ]	Yes

[X]	No

 If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is a fund a party to any litigation or administrative proceeding?

[ ]	Yes

[X]	No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ]	Yes

[X]	No

VI.	Mergers Only

26.
 (a) State the name of the fund surviving the Merger:

PPM Strategic Income Fund, a series of the PPM Funds

(b) State the Investment Company Act file number of the fund surviving the Merger:

The surviving fund is a series of the PPM Funds - 811-23308.

(c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

The Plan of Reorganization was filed as Appendix A to the Proxy Statement/Prospectus on June 14, 2018 in accordance with Rule 497 (file number 333-224815 (SEC Accession No. 0001722478-18-000036)).

(d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) she has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of JNL Strategic Income Fund LLC (ii) she is Vice President, Chief Legal Officer, and Secretary of JNL Strategic Income Fund LLC, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.

/s/ Susan S. Rhee
Susan S. Rhee Vice President, Chief Legal Officer, and Secretary